16002008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kansas City Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 Antioch Road Suite 420
(No. and Street)

Merriam	Kansas	66204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy J Marchesi 913 384 4994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren and Company CPA's CHTD
(Name – *if individual, state last, first, middle name*)

511 B Mur-len Road	Olathe	Kansas	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J Marchesi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kansas City Brokerage, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA BEARD
My Appointment Expires
February 10, 2018

STATE OF KANSAS NOTARY PUBLIC

Timothy J Marchesi
Signature

President
Title

Barbara Beard
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KANSAS CITY BROKERAGE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
511-B NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Kansas City Brokerage, Inc.

We have audited the accompanying statement of financial condition of Kansas City Brokerage, Inc. as of December 31, 2015, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Kansas City Brokerage, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Kansas City Brokerage, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under SEC Rule 15c3-1 (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of Kansas City Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of Kansas City Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co.

David Lundgren & Co. CPAs, Chtd.
Olathe, Kansas

February 27, 2016

Kansas City Brokerage, Inc.
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	18,236
Certificates of Deposit		141,657
Consulting contract receivables		42,558
Interest Receivable		48
Total assets	$	202,499
Liabilities		
Services due to customers	$	20,910
Third-party payer funds		94
Due to Parent		51,025
Total liabilities		72,029
Stockholders' Equity		
Common stock, $.01 par value; 100,000 shares authorized; 1,000 shares issued and outstanding	$	10
Additional paid-in capital		277,724
Retained deficit		(147,264)
Total stockholders' equity		130,470
Total liabilities and stockholders' equity	$	202,499

See Independent Auditor's Report

Kansas City Brokerage, Inc.
Statement of Operations
Year Ended December 31, 2015

Revenues		
Brokerage income, net of clearing broker commissions	$	2,474
Other income		29
		2,503
Expenses		
Purchased services		54
Other expenses		21,369
Total expenses		21,423
Net Loss	$	(18,920)

Kansas City Brokerage, Inc.
Statement of Retained Deficit
Year Ended December 31, 2015

Balance (Deficit), January 1, 2015	$	(128,344)
Net Loss		(18,920)
Balance (Deficit), December 31, 2015	$	(147,264)

Kansas City Brokerage, Inc.
Statement of Cash Flows
Year Ended December 31, 2015

Operating Activities		
Net Loss	$	(18,920)
Changes in		
Consulting contract receivables		(19,124)
Due to parent		40,025
Third-party payer funds		(14,078)
Services due to customers		1,372
Due from Clearing Agent		263
Other Receivables from Parent		1,550
Interest Receivable		3
Net cash used in operating activities		(8,909)
Investing Activities		
Purchase of Certificates of Deposit – Interest Rollover		(1,339)
Net cash used in investing activities		(1,339)
Decrease in Cash and Cash Equivalents		(10,248)
Cash and Cash Equivalents, Beginning of Year		28,484
Cash and Cash Equivalents, End of Year	$	18,236

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company, a 79% owned subsidiary of DeMarche Associates, Inc. (DeMarche), an employee benefit plan consultant, provides brokerage services on behalf of clients of its parent through a clearing agent. The Company does not hold funds or securities for clients.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, (FINRA). The Company is a Kansas Corporation.

Employee benefit plan clients purchase DeMarche consulting services from the Company and pay for these services in cash or with brokerage commissions generated from investment transactions directed through the Company's clearing agent. The Company purchases the consulting services provided to its clients from its parent.

The Company also offers a Third-Party Payer program wherein the Company collects and accumulates brokerage commissions from trades directed by the client through the Company's clearing agent and, in return, makes credits available to the client for the payment of various plan expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Note 1: Nature of Operations and Summary of Significant Accounting Policies - Continued

Income Taxes

The Company and its parent company file separate income tax returns. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Brokerage Income Recognition

Brokerage income and related clearing brokers' commissions are recognized on a trade date basis as securities transactions occur.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Certificates of Deposit

Certificates of deposit are carried at historical cost, which approximates fair value. Certificates of deposit mature through 2015.

Note 2: Related Party Transactions

Facilities and Services Agreement

The Company had a facilities and services agreement with its parent in which office space, personnel, equipment, supplies, accounting and legal and other services are provided to the Company. The Company's agreement provided that the Company pay $5,000 per month for the period from January 1, 2008 to December 31, 2008. This agreement was amended June 1st, 2008 and there is no longer a service fee being charged.

Note 3: Income Taxes

No provision or benefit for income taxes is recorded in the accompanying statement of operations as the Company has a net loss for both financial reporting and income tax purposes.

The tax effects of temporary differences related to defer taxes are as follows:

Deferred tax assets		
Services due to customers	$	3,908
Net operating loss carryforwards		76,004
Net deferred tax asset before valuation allowance	$	79,912
Valuation allowance		
Beginning balance	$	76,128
Increase during the period		3,784
Ending balance		79,912
Net deferred tax asset	$	-0-

The Company has unused operating loss carryforwards of approximately $380,022, which will expire between 2020 and 2029.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2015 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2015.

Note 4: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or 6 2/3% of aggregate indebtedness.

Note 4: Net Capital Requirements - Continued

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 was .8610 to 1 as of December 31, 2015. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $83.662 as of December 31, 2015, which exceeded the required net capital by $78,662.

Note 5: Cash

As of December 31, 2015, the Company's deposits were fully insured by FDIC insurance coverage.

Note 6: Subsequent Events

Subsequent events were reviewed up until February 27th, 2016 which was the day the financial statements were available for issue.

Supplementary Schedule

Kansas City Brokerage, Inc.
Computation of Net Capital under Rule 15c3-1
December 31, 2015

Schedule I

Aggregate Indebtedness	$ 72,029
Stockholders' Equity	$ 130,470
Less Nonallowable Assets	
Consulting contract receivables	(42,558)
Less haircuts on certificates of deposit account	(4,250)
Excess Net capital	83,662
Less net capital requirements – greater of $5,000 or 1/15 of Aggregate indebtedness	(5,000)
Net capital in excess of requirement	$ 78,662
Ratio of Aggregate Indebtedness to Net Capital	.8610 to 1

Note: The Company is in compliance with the exemption provision from Rule 15c3-3.

Note: There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
511-B NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Kansas City Brokerage, Inc.

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) Kansas City Brokerage, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Kansas City Brokerage, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co.

February 27, 2016

[redacted]

Kansas City
BROKERAGE, INC.

February 11, 2016

David Lundgren & Co.
505 N. Mur-Len Road
Olathe, Kansas 66062

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best of our knowledge and belief:

1. Kansas City Brokerage, Inc. claims exemption 15c-3(k)(2)(ii) from 15c-3;

2. Kansas City Brokerage, Inc. has met the identified exemption from January 1, 2015 through December 31, 2015, without exception, unless, if applicable as stated in number 3 below,

3. Kansas City Brokerage, Inc. has had no exception to report this fiscal year.

Regards,

Timothy Marchesi
President
Kansas City Brokerage, Inc.

FINRA Member
P.O. BOX 7027 ● KANSAS CITY, MISSOURI 64113 ● 913-384-4994
6320 Lamar ● Overland Park, Kansas ● 66202
(A Subsidiary of DeMarche Associates, Inc.)
SIPC Member

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2639*********************MIXED AADC 220
045693 FINRA DEC
KANSAS CITY BROKERAGE INC
6700 ANTIOCH RD STE 420
OVERLAND PARK KS 66204-1541

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 0
   B. Less payment made with SIPC-6 filed (**exclude interest**) (0)
   Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 0
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 0
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ Ø
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kansas City Brokerage
(Name of Corporation, Partnership or other organization)

Barbara Deary
(Authorized Signature)

Accountant
(Title)

Dated the 14 day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2015** and ending **12/31/2015**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,503
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	21,425
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	21,425
2d. SIPC Net Operating Revenues	$ 18,922
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)